NEWS RELEASE

INTEROIL ANNOUNCES SECOND QUARTER FINANCIAL AND OPERATING RESULTS

Cairns, Australia and Houston, TX  — August 16, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights and Recent Developments

•	Balance sheet and liquidity remain strong with cash, cash equivalents and cash restricted of $50.9 million as at June 30, 2010

•
The refinery and distribution operating businesses generated EBITDA, a non-GAAP measure, of $24.0 million during the quarter, more than offsetting expenditures from the developing upstream and liquefaction businesses, resulting in a net $14.9 million in EBITDA on a consolidated basis.

•
The Antelope 2 horizontal well confirmed a higher condensate-to-natural gas ratio of 20.4 barrels per million cubic feet of natural gas, 27% higher than observed at the top of the reservoir.  The horizontal well also demonstrated dolomitization and higher porosity deeper in the reservoir than previously modeled.

•
Subsequent to the quarter, on August 4, 2010, the Joint Venture Operating Agreement (“JVOA”) for the proposed Condensate Stripping Plant (CSP) was finalized with Mitsui & Co. Ltd., along with an option deed to acquire up to 5% of the Elk and Antelope fields at the same price as an industry partner.

•
On August 11, 2010, the Company closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG to maintain financial flexibility and further develop the Elk and Antelope fields while negotiating with potential industry partners.

InterOil Chief Executive Officer Phil Mulacek commented, “We are pleased that our forward momentum has been sustained well into 2010. Our delineation drilling results continue to demonstrate the value of our reservoir at Antelope 2, and the finalization of the JVOA with Mitsui & Co. is another step in our strategy to monetize our liquid resources at the Elk and Antelope fields.  These accomplishments, combined with our strong balance sheet and the financing we have in place, will enable us to support our continued growth and operational success.”

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Corporate Financial Results

InterOil recorded a net profit for the first quarter ended June 30, 2010 of $7.8 million, compared with a net profit of $9.4 million for the same period in 2009, a $1.8 million reduction compared to the equivalent quarter in the prior year primarily to due to a net loss in the Upstream and Midstream Liquefaction development segments that was higher than the year-ago quarter.  The Corporate, Midstream - Refining and Downstream operating segments collectively derived a net profit for the quarter of $17.6 million, while the Upstream and Midstream Liquefaction development segments had a net loss of $8.3 million primarily due to higher exploration expenses, for an aggregate net profit of $7.8 million.

InterOil’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the quarter ended June 30, 2010 was $14.9 million, compared with $17.9 million in the same quarter of 2009, a reduction of $3.0 million.  Sales and operating revenue increased by $76.9 million from $148.5 million in the quarter ended June 30, 2009 to $225.3 million in the quarter ended June 30, 2010.

Business Segment Results

Upstream - During the quarter, InterOil continued with drilling and logging of the Antelope 2 horizontal well, and performed two separate tests.  The deeper of the two confirmed an increasing condensate-to-natural gas ratio (“CGR”) of 20.4 barrels per million cubic feet of natural gas, 27% higher than observed at the top of the reservoir.  The horizontal well also demonstrated dolomitization and higher porosity deeper in the reservoir than previously modelled.

Processing and interpretation of the development seismic acquired in the first quarter over the Antelope structure was completed during the second quarter. Seismic interpretation and reservoir geophysical studies are well advanced. Additionally, the Company conducted a joint program with LNG Energy for a 27 km line that has been acquired in an area of mutual interest and subsequent to quarter end the processing of this data was completed. Furthermore, seismic acquisition of 20 km on the Wolverine prospect and another 20 km on the Bwata prospect was initiated during the second quarter and has now been completed. The seismic program is designed to prioritize our exploration inventory in time for deployment of our newly-acquired second drilling rig. The rig was shipped from New Zealand and is currently at InterOil’s facilities in Napa Napa where it is being prepared for jungle operations.

The definition phase (“Pre-FEED”) for the proposed CSP has been completed, and on April 15, 2010 InterOil entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co. to commence Front-End Engineering and Design (“FEED”) work on the CSP with Final Investment Decision (“FID”) expected by first quarter 2011. On August 4, 2010, the Joint Venture Operating Agreement (“JVOA”) for the proposed CSP was finalized with Mitsui & Co.

InterOil’s Upstream business generated a net loss of $7.9 million in the second quarter of 2010 compared to a loss of $2.4 million in the comparable quarter a year ago. The widened loss was mainly due to higher exploration costs during current periods due to the seismic acquisition over the Wolverine and Bwata prospects which are expensed as incurred under the successful efforts method of accounting, increased office and administrative as well as interest expenses, in addition to higher consulting costs related to the asset sale process underway.

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Midstream Refining – Total refinery throughput for the quarter ended June 30, 2010 was 23,120 barrels per operating day, compared with 21,574 barrels per operating day for the same period of 2009.  Capacity utilization for the quarter, based on 36,500 barrels per day operating capacity, was 63% compared with 39% in the same quarter of 2009.

The Company’s Midstream Refining operations generated a net profit of $12.1 million versus a profit of $9.6 million in the same quarter of the prior year. The $2.5 million positive variance is largely due to the $12.4 million positive impact of improvement in refining crack spreads.  This positive improvement was offset by an increase in non-cash foreign exchange losses of $10.4 million caused by movements of the PNG Kina against the US Dollar.

Midstream Liquefaction – InterOil continued the program to sell a portion of its interests in its Elk and Antelope fields, and in the proposed Midstream Liquefaction (LNG) plant to underpin the commercialization of its gas resources.

The Company’s Midstream Liquefaction business generated a loss of $0.4 million in the 2010 second quarter compared with a loss of $1.8 million in the same period a year ago. Since the execution of the LNG Project Agreement with the Independent State of Papua New Guinea in December 2009, all LNG project related direct costs have been capitalized other than overheads and other costs that are incurred in the normal course of running the business, which costs are expensed.

Downstream - Total Downstream sales volumes for the second quarter 2010 were 145.6 million liters compared with 140.8 million liters for the second quarter in 2009.  During the quarter ended June 30, 2010, InterOil finalized a supply contract renewal agreement for a two-year term with estimated volume in excess of 100.0 million liters per year.

InterOil’s Downstream operations generated a net profit of $3.7 million in the 2010 second quarter, an improvement of $2.0 million versus a profit of $1.7 million in the second quarter of 2009. The positive variance was largely due to the increase in volumes for the quarter and an increase in and the positive effect of product price movements as applied to the inventory sold during the period.

The Corporate segment generated a second quarter net profit of $1.8 million in 2010, compared to a loss of $0.7 million in the 2009 quarter, primarily caused by reduced interest expenses due to mandatory conversion in June 2009 on the remaining portion of the $95.0 million debentures issued in May 2008.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

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Quarters ended ($ thousands except per share	2010		2009				2008
data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	1,349	998	1,027	1,011	660	611	487	698
Midstream – Refining	194,016	152,093	173,438	141,295	114,347	145,523	194,617	216,750
Midstream – Liquefaction	0	0	0	1	2	4	23	35
Downstream	119,300	109,687	118,270	107,712	85,472	78,572	128,540	172,528
Corporate	11,321	12,093	10,539	10,087	8,640	7,753	9,591	8,415
Consolidation entries	(100,637)	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)
Sales and operating revenues	225,349	178,819	209,303	173,597	148,496	161,662	218,567	263,731
Upstream	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231
Midstream – Refining	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516
Midstream – Liquefaction	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)
Downstream	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)	610
Corporate	1,751	4,402	1,765	1,980	1,897	3,051	226	764
Consolidation entries	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,865)	(737)
EBITDA (1)	14,888	4,859	9,138	(18,587)	17,855	10,924	(28,843)	16,814
Upstream	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)	(1,039)
Midstream – Refining	12,056	(74)	18,070	3,762	9,624	10,350	(19,490)	12,660
Midstream – Liquefaction	(360)	(911)	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)
Downstream	3,719	671	2,371	3,440	1,742	964	(5,901)	(886)
Corporate	1,796	3,544	3,036	1,602	(677)	349	(2,275)	(1,759)
Consolidation entries	(1,438)	(191)	1,047	(237)	2,894	(4,332)	37	1,928
Net profit/(loss)	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,229)	9,227
Net profit/(loss) per share (dollars)
Per Share – Basic	0.18	(0.07)	0.45	(0.60)	0.25	0.07	(0.96)	0.26
Per Share – Diluted	0.17	(0.07)	0.43	(0.60)	0.24	0.07	(0.96)	0.22
(1)     EBITDA is a non-GAAP measure, please note reconciliation below.

Balance Sheet and Liquidity

InterOil closed the first quarter of 2010 with cash, cash equivalents and cash restricted totalling $50.9 million as at June 30, 2010 (June 2009 - $110.9 million), of which $19.2 million is restricted (March 2009 - $14.5 million).  We also had working capital facilities in the aggregate of $236.8 million, with $86.5 million available for use in our Midstream Refining operations, and $39.8 million available for use in our Downstream operations.

Our debt-to-capital ratio (long term debt/(shareholders’ equity + long term debt)) was reduced to 10% in June 2010 from 13% in June 2009.  This reduction in gearing was mainly due to principal payments of $9.0 million on the OPIC secured loan.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2010.

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Organization	Facility		Balance outstanding June 30, 2010		Maturity date
OPIC secured loan	$49,000,000		$49,000,000		December 2015
BNP Paribas working capital facility	$190,000,000		$50,633,368	(1)	December 2010
Westpac working capital facility facility	$28,800,000		$6,999,314		October 2011
BSP working capital facility	$18,000,000		$0		October 2010
Mitsui unsecured loan	$1,118,500	(2)	$1,118,500		Not Applicable
(1)	Excludes letters of credit totaling $52.9 million.
(2)	Facility is to fund our share of the CSP JV costs as they are incurred.
(3)	On August 11, 2010, the Company closed on a $25 million secured term loan with Clarion Finanz AG
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InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2010	2009	2009
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	31,665,252	46,449,819	96,350,890
Cash restricted (note 7)	19,205,733	22,698,829	14,520,001
Trade receivables (note 8)	75,215,453	61,194,136	40,126,498
Derivative contracts receivables (note 7)	483,000	-	-
Other assets	572,435	639,646	698,090
Inventories (note 9)	82,339,714	70,127,049	114,045,411
Prepaid expenses	2,876,807	6,964,950	2,834,453
Total current assets	212,358,394	208,074,429	268,575,343
Non-current assets:
Cash restricted (note 7)	6,374,126	6,609,746	6,844,439
Goodwill (note 14)	6,626,317	6,626,317	5,761,940
Plant and equipment (note 10)	219,530,111	221,046,709	221,294,736
Oil and gas properties (note 11)	218,335,932	172,483,562	157,877,004
Future income tax benefit	15,172,830	16,912,969	2,057,298
Total non-current assets	466,039,316	423,679,303	393,835,417
Total assets	678,397,710	631,753,732	662,410,760
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 12)	63,954,479	59,372,354	131,807,259
Derivative contracts (note 7)	136,304	-	-
Working capital facilities (note 15)	57,632,682	24,626,419	3,962,238
Current portion of loans (note 18)	10,118,500	9,000,000	9,000,000
Current portion of Indirect participation interest (note 19)	540,002	540,002	540,002
Total current liabilities	132,381,967	93,538,775	145,309,499
Non-current liabilities:
Secured loan (note 18)	39,201,250	43,589,278	47,977,305
Deferred gain on contributions to LNG project (note 13)	13,076,272	13,076,272	13,076,272
Indirect participation interest (note 19)	39,620,430	39,559,718	70,892,669
Total non-current liabilities	91,897,952	96,225,268	131,946,246
Total liabilities	224,279,919	189,764,043	277,255,745
Non-controlling interest (note 20)	15,993	13,596	9,230
Shareholders' equity:
Share capital (note 21) Authorised - unlimited Issued and outstanding - 43,756,354 (Dec 31, 2009 - 43,545,654) (Jun 30, 2009 - 41,848,889)	622,277,557	613,361,363	540,082,767
Contributed surplus	22,376,810	21,297,177	17,357,873
Warrants (note 24)	-	-	2,119,034
Accumulated Other Comprehensive Income	5,593,948	8,150,976	16,551,491
Conversion options (note 19)	13,270,880	13,270,880	17,140,000
Accumulated deficit	(209,417,397)	(214,104,303)	(208,105,380)
Total shareholders' equity	454,101,798	441,976,093	385,145,785
Total liabilities and shareholders' equity	678,397,710	631,753,732	662,410,760

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 26), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director    Christian Vinson, Director

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InterOil Corporation Consolidated Statement of Operations (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue
Sales and operating revenues	223,768,287	147,570,673	401,218,722	308,411,228
Interest	34,117	89,058	75,666	165,119
Other	1,546,877	836,246	2,873,419	1,581,957
	225,349,281	148,495,977	404,167,807	310,158,304

Expenses
Cost of sales and operating expenses	191,431,609	126,007,123	350,031,947	262,417,838
Administrative and general expenses	8,876,090	7,454,273	17,601,227	14,617,065
Derivative (gains)/losses	(265,003)	345,650	681,347	(931,060)
Legal and professional fees	1,830,810	2,607,296	3,599,322	3,847,982
Exploration costs, excluding exploration impairment (note 11)	2,308,287	31,075	2,313,563	247,121
Short term borrowing costs	1,134,433	782,556	2,172,140	1,847,351
Long term borrowing costs	1,401,832	2,861,819	2,486,176	6,432,965
Depreciation and amortization	3,623,333	3,773,772	7,008,111	7,154,347
Gain on sale of oil and gas properties (note 11)	-	(1,087,483)	-	(1,087,483)
Foreign exchange losses/(gains)	5,382,707	(5,284,183)	8,461,333	1,105,731
	215,724,098	137,491,898	394,355,166	295,651,857
Income before income taxes and non-controlling interest	9,625,183	11,004,079	9,812,641	14,506,447

Income taxes
Current (expense)/benefit	(1,236,720)	(1,686,815)	(3,216,326)	(998,699)
Future (expense)/benefit	(555,743)	122,731	(1,907,013)	(1,422,203)
	(1,792,463)	(1,564,084)	(5,123,339)	(2,420,902)

Income before non-controlling interest	7,832,720	9,439,995	4,689,302	12,085,545

Non-controlling interest (note 20)	(2,411)	(1,925)	(2,396)	(3,995)

Net income	7,830,309	9,438,070	4,686,906	12,081,550

Basic income per share (note 25)	0.18	0.25	0.11	0.32
Diluted income per share (note 25)	0.17	0.24	0.10	0.32
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	43,743,497	38,244,238	43,663,674	37,216,877
Diluted (Expressed in number of common shares)	45,227,840	38,946,516	45,261,931	37,724,806

See accompanying notes to the consolidated financial statements

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InterOil Corporation Consolidated Statement of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

Cash flow s provided by (used in):

Operating activities
Net income	7,830,309	9,438,070	4,686,906	12,081,550
Adjustments for non-cash and non-operating transactions
Non-controlling interest	2,411	1,925	2,396	3,995
Depreciation and amortization	3,623,333	3,773,772	7,008,111	7,154,347
Future income tax asset	521,800	683,427	1,740,139	1,012,884
Gain on sale of exploration assets	-	(1,087,483)	-	(1,087,483)
Amortization of discount on debentures liability	-	484,489	-	1,212,262
Amortization of deferred financing costs	55,986	55,986	111,972	111,972
Gain on hedge contracts	-	(283,900)	-	(208,800)
Timing difference betw een derivatives recognised and settled	(880,696)	(265,400)	(346,696)	15,074,050
Stock compensation expense, including restricted stock	3,537,382	1,892,759	5,003,012	3,317,212
Inventory revaluation	-	(205,546)	27,517	-
Non-cash interest settlement on debentures	-	2,352,084	-	2,352,084
Oil and gas properties expensed	2,308,287	31,075	2,313,563	247,121
Loss on proportionate consolidation of LNG project	-	-	-	724,357
Unrealized foreign exchange loss/(gain)	2,118,467	(1,967,988)	2,068,183	(3,901,133)
Change in operating working capital
(Increase)/decrease in trade receivables	(5,555,692)	3,761,094	(42,207,748)	1,945,982
(Decrease)/increase in unrealised hedge gains	-	(4,008,175)	-	6,268,950
Decrease in other assets and prepaid expenses	109,552	104,229	4,155,354	1,124,916
(Increase)/decrease in inventories	1,440,192	(34,020,246)	(14,731,797)	(27,306,167)
(Decrease)/increase in accounts payable and accrued liabilities	(44,694,188)	79,399,551	4,625,916	58,598,130
Net cash (used in)/from operating activities	(29,582,857)	60,139,723	(25,543,172)	78,726,229

Investing activities
Expenditure on oil and gas properties	(32,127,746)	(20,054,923)	(61,497,982)	(43,675,787)
Proceeds from IPI cash calls	971,589	3,603,284	15,170,920	5,575,534
Expenditure on plant and equipment, net of disposals	(2,351,017)	(5,138,243)	(5,491,513)	(4,863,524)
Proceeds received on sale of exploration assets	-	-	13,903,682	-
Decrease/(increase) in restricted cash held as security on borrowings	9,035,092	(3,982,816)	3,728,716	4,920,600
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	9,509,343	(11,038,843)	4,342,104	(5,890,357)
Net cash used in investing activities	(14,962,739)	(36,611,541)	(29,844,073)	(43,933,534)

Financing activities
Repayments of OPIC secured loan	(4,500,000)	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,237,000	-	3,237,000	-
Proceeds from PNG LNG cash call	866,600	-	866,600	-
Proceeds from Clarion Finanz for Elk option agreement	-	-	-	3,577,288
Proceeds from Petromin for Elk and Antelope field development	2,000,000	1,000,000	3,000,000	4,435,000
Proceeds from/(repayments of) working capital facility	32,468,143	(39,358,309)	33,006,263	(64,830,164)
Proceeds from issue of common shares/conversion of debt, net of transaction costs	911,399	73,036,698	4,992,815	73,905,499
Net cash from/(used in) financing activities	34,983,142	30,178,389	40,602,678	12,587,623

(Decrease)/increase in cash and cash equivalents	(9,562,454)	53,706,571	(14,784,567)	47,380,318
Cash and cash equivalents, beginning of period	41,227,706	42,644,319	46,449,819	48,970,572
Cash and cash equivalents, end of period (note 5)	31,665,252	96,350,890	31,665,252	96,350,890

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

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NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

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The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2010		2009				2008
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	(3,498)	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231
Midstream – Refining	16,962	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516
Midstream – Liquefaction	(3)	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)
Downstream	7,060	4,492	4,391	6,542	4,150	3,241	(7,244)	610
Corporate	1,751	4,402	1,765	1,980	1,897	3,051	226	764
Consolidation Entries	(7,384)	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,866)	(737)
Earnings before interest, taxes, depreciation and amortization	14,888	4,859	9,138	(18,587)	17,855	10,924	(28,844)	16,814
Subtract:
Upstream	(4,367)	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)
Midstream – Refining	(1,651)	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)
Midstream – Liquefaction	(351)	(342)	(379)	(348)	(333)	(158)	(65)	(63)
Downstream	(1,167)	(800)	(930)	(1,045)	(1,013)	(1,142)	(2,232)	(885)
Corporate	(20)	(20)	(27)	-	(1,600)	(2,325)	(2,320)	(2,484)
Consolidation Entries	5,916	5,687	5,905	3,823	3,141	2,923	2,866	2,636
Interest expense	(1,640)	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)	(4,046)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(366)	(173)	14,316	-	-	-	0	-
Midstream – Liquefaction	0	0	(8)	(3)	(32)	(12)	(12)	(25)
Downstream	(1,524)	(2,361)	(411)	(1,398)	(733)	(485)	4,297	82
Corporate	97	(797)	1,340	(339)	(800)	(359)	(163)	(21)
Consolidation Entries	(2)	0	(3)	(1)	(2)	(2)	4	(3)
Income taxes and non-controlling interest	(1,795)	(3,331)	15,234	(1,741)	(1,567)	(858)	4,126	33
Upstream	(78)	(138)	(144)	(132)	(150)	(112)	(175)	(134)
Midstream – Refining	(2,888)	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)
Midstream – Liquefaction	(6)	(6)	(7)	(10)	(20)	(20)	(19)	(19)
Downstream	(651)	(660)	(679)	(658)	(662)	(651)	(722)	(693)
Corporate	(32)	(41)	(43)	(40)	(174)	(18)	(19)	(18)
Consolidation Entries	32	32	33	33	32	32	33	33
Depreciation and amortisation	(3,623)	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)	(3,644)	(3,573)
Upstream	(7,943)	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)
Midstream – Refining	12,056	(74)	18,071	3,762	9,624	10,349	(19,490)	12,660
Midstream – Liquefaction	(360)	(911)	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)
Downstream	3,718	671	2,371	3,440	1,742	964	(5,900)	(886)
Corporate	1,796	3,544	3,034	1,601	(677)	350	(2,276)	(1,759)
Consolidation Entries	(1,437)	(191)	1,050	(236)	2,893	(4,332)	38	1,929
Net profit/(loss) per segment	7,830	(3,143)	19,307	(25,306)	9,436	2,646	(34,227)	9,228

(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2)
During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results.  The prior year comparatives have been reclassified to conform to the current classification.

✓ InterOil News Release

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews
V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: 281-292-1800

✓ InterOil News Release

Cautionary Statements

Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Statements relating to ‘resources’ are forward looking, as they involve the applied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities estimated. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We include in this press release resource estimates other than proved reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

✓ InterOil News Release